Exhibit (a)(1)(D)
Stock Option Exchange Offer Material
Dear Employee
As announced in Mike McNamara’s earlier communication, we have received shareholder approval to offer a one-time stock option exchange program to certain eligible employees.
The offering materials describing the offer to exchange your eligible option grants and the election form needed to accept this offer are available on a secure, external website at https://flextronics.equitybenefits.com.
The exchange program website displays the following information on eligible options on a grant-by-grant basis:
•	Grant ID, date and price

•	Award type

•	Total options outstanding per grant and currently exercisable per grant

•	Vest End and expiration date

•	Replacement Options and new vesting
About the Exchange Program Website
In order to log into the exchange program website you must enter a username. Your username is your employee ID. An email confirming your employee ID number will be sent in a separate email for security purposes shortly after this email is received. Your temporary password is as follows:
Password: XXXXXX
You will be required to change your password as soon as you logon and before you can access secure data. Once you have logged onto the exchange program website, you will have the following options:
“Change Password”: To change your password to one of your choice.
“Exchange Info”: To view Exchange Information and the Offering Materials.
“Make an Election”: To view the Election Information page which contains detailed information about each of your eligible option grants and to make an election to accept or decline the exchange offer.
How do I Participate in the Exchange Program?
In order to participate in the exchange program, you must do so by logging into the program website at https://flextronics.equitybenefits.com and following the instructions included therein or by properly completing and submitting a paper election form. If you are not able to submit your election electronically via the program website as a result of technical failures, such as the website being unavailable or not accepting your election, you must complete a paper election form and return it to Flextronics Stock Administration by email to stock.admin@flextronics.com or by facsimile to 303-927-4513.

This offer is open until 2:00 p.m., Pacific Time on August 11, 2009 (unless Flextronics decides to extend the offer) and is subject to the terms and conditions described in the offering documents posted within the exchange program website.
The complete terms and conditions of the exchange program are described in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated as of July 14, 2009, which you can access at https://flextronics.equitybenefits.com.
We will also provide you without charge, upon your request, a paper copy of any or all of the documents to which we have referred you. Requests should be directed to us at: Flextronics International Ltd., 305 Interlocken Parkway, Broomfield, Colorado 80021 U.S.A, or by telephone to 1-408-956-6731 or e-mail to stock.admin@flextronics.com.
If you have any additional questions about the exchange program or how to participate, please contact Stock Administration at stock.admin@flextronics.com or telephone at 1-408-956-6731.